Exhibit 99.2

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

October 8, 2013

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy  material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.givenimaging.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒
			FOR	AGAINST	ABSTAIN
	1.	To approve a bonus payment to the President and Chief Executive Officer of the Company with respect to 2012.	☐	☐	☐

	2.	To approve an equity grant to the President & Chief Executive Officer.	☐	☐	☐

	3.	To approve a compensation policy for Office Holders of the Company.	☐	☐	☐

	4.	To approve changes in the compensation of non-employee directors of the Company (other than the external directors).	☐	☐	☐

5.
To approve the bonus plan for the President and Chief Executive Officer of the Company with respect to fiscal year 2013, which was approved by the Compensation Committee and the Board in February 2013 for all executive officers.
			☐	☐	☐

	6.	To approve an amendment to the employment terms of the President and Chief Executive Officer.	☐	☐	☐

By signing this proxy card the undersigned hereby certifies that, unless the undersigned contacts the Company as required below, the undersigned is not a "Controlling Shareholder".  For purposes of this proxy card, a "Controlling Shareholder" means a shareholder having the ability to direct the activities of the Company, other than by virtue of being an office holder.  A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or our President and Chief Executive Officer.

By signing this proxy card the undersigned hereby certifies that the undersigned has no "personal interest," as defined under the Israeli Companies Law, in any of the Proposals above. An interest resulting merely from your holding of the Company's shares is NOT considered to be a personal interest. "Personal interest" includes the personal interest of any of your immediate family members or any entity in which you or your immediate family members: (i) hold 5% or more of the issued and outstanding share capital or voting rights' or (ii) has the power to appoint one or more directors or a general manager, or (iii) is a director or general manager.

If you have any questions regarding whether you are a "controlling shareholder" or have a "personal interest," please contact Innisfree M&A Incorporated, the Company's proxy solicitation firm, at 1-888-750-5834 (U.S. and Canada) or 1-412-232-3651 International).

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE  BOARD OF DIRECTORS
FOR  THE  SPECIAL MEETING OF SHAREHOLDERS
TO BE  HELD OCTOBER 8, 2013

The undersigned hereby appoints each of Messrs. Yuval Yanai and Ido Warshavski or either of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Given Imaging Ltd., an Israeli company (the "Company"), which the undersigned may be entitled to vote at the Special Meeting of Shareholders of the Company to be held at the offices of the Company at Hermon Building, 2 Hacarmel Street, New Industrial Park, Yoqneam 20692, Israel, on Tuesday, October 8, 2013, at 4:00 p.m. local time or at any adjournment or postponement thereof, as shown on the voting side of this card.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)